UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Garrison Capital Inc.
(Name of Issuer)

Capital Stock, par value $0.001 per share
(Title of Class of Securities)

366554103
(CUSIP Number)

April 21, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	366554103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin Capital Partners Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,258,685
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,977,348
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,685
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	366554103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,258,685
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,977,348
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,685
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5%
12	TYPE OF REPORTING PERSON IA

CUSIP No.	366554103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,415,598
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,307,348
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	366554103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dubin & Swieca Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,258,685
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,977,348
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,685
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	366554103

ITEM 1(a)	NAME OF ISSUER::

Garrison Capital Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1290 Avenue of the Americas, Suite 914
New York, New York 10104

ITEM 2(a)-(c)	NAME, PRINCIPAL BUSINESS ADDRESS AND CITIZENSHIP OF PERSONS FILING:

                                           Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York 10022,
which is a Delaware limited partnership.

Corbin Capital Partners Group, LLC
590 Madison Avenue, 31st Floor
New York, New York 10022,
which is a Delaware limited liability company.

Corbin Opportunity Fund, L.P.
c/o Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York 10022,
which is a Delaware limited partnership.

Dubin & Swieca Capital Management, Inc.
c/o Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York 10022,
which is a Delaware corporation.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share

CUSIP No.	366554103

ITEM 2(e)	CUSIP NO.:
366554103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13d-1(b) or §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	366554103

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

Corbin Capital Partners, L.P. – 2,258,685
Corbin Capital Partners Group, LLC  –  2,258,685
Corbin Opportunity Fund, L.P. – 1,415,598
Dubin & Swieca Capital Management, Inc. –  2,258,685

(b)      Percent of class:

Corbin Capital Partners, L.P. – 13.5%
Corbin Capital Partners Group, LLC  – 13.5%
Corbin Opportunity Fund, L.P. – 8.4%
Dubin & Swieca Capital Management, Inc. – 13.5%

(c)      Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote

Corbin Capital Partners, L.P. – 0
Corbin Capital Partners Group, LLC  – 0
Corbin Opportunity Fund, L.P. – 0
Dubin & Swieca Capital Management, Inc. – 0

(ii)        Shared power to vote or direct the vote

Corbin Capital Partners, L.P. –  2,258,685
Corbin Capital Partners Group, LLC  –  2,258,685
Corbin Opportunity Fund, L.P. – 1,415,598
Dubin & Swieca Capital Management, Inc. –  2,258,685

(iii)        Sole power to dispose or to direct the disposition of

Corbin Capital Partners, L.P. – 0
Corbin Capital Partners Group, LLC  – 0
Corbin Opportunity Fund, L.P. – 0
Dubin & Swieca Capital Management, Inc. – 0

CUSIP No.	366554103

ITEM 4.	OWNERSHIP cont’d.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(c)      Number of shares as to which the person has:

                      (iv)         Shared power to dispose or to direct the disposition of

Corbin Capital Partners, L.P. – 1,977,348
Corbin Capital Partners Group, LLC  - 1,977,348
Corbin Opportunity Fund, L.P. – 1,307,348
Dubin & Swieca Capital Management, Inc. – 1,977,348

Messrs.  Glenn Dubin and Henry Swieca are co-owners and co-chairmen of Dubin & Swieca Capital Management, Inc., but disclaim beneficial ownership of the securities reported herein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A.

CUSIP No.	366554103

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule, pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 29, 2014

Corbin Capital Partners Group, LLC
By: Dubin & Swieca Capital Management, Inc., its managing member
By:	/s/ Glenn Dubin
Name:	Glenn Dubin
Title:	Co-Chairman

By:	/s/ Henry Swieca
Name:	Henry Swieca
Title:	Co-Chairman

Corbin Capital Partners, L.P.
By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its investment manager
By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Dubin & Swieca Capital Management, Inc.
By:	/s/ Glenn Dubin
Name:	Glenn Dubin
Title:	Co-Chairman

By:	/s/ Henry Swieca
Name:	Henry Swieca
Title:	Co-Chairman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of each person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G/A dated April 28, 2014 relating to the Common Stock, par value $0.001 per share of Garrison Capital Inc. shall be filed on behalf of the undersigned.

Date:  April 29, 2014

Corbin Capital Partners Group, LLC
By: Dubin & Swieca Capital Management, Inc., its managing member
By:	/s/ Glenn Dubin
Name:	Glenn Dubin
Title:	Co-Chairman

By:	/s/ Henry Swieca
Name:	Henry Swieca
Title:	Co-Chairman

Corbin Capital Partners, L.P.
By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its investment manager
By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Dubin & Swieca Capital Management, Inc.
By:	/s/ Glenn Dubin
Name:	Glenn Dubin
Title:	Co-Chairman

By:	/s/ Henry Swieca
Name:	Henry Swieca
Title:	Co-Chairman